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                                                                    Exhibit 99.2

                                   MCSi, INC.
                          4750 HEMPSTEAD STATION DRIVE
                               DAYTON, OHIO 45429


                                                              September 18, 2001


Mr. Anthony W. Liberati
Ms. Stacey Snider
Mr. Donald Hutcheson
Mr. Richard Hopple
Zengine, Inc.
901 Parket Street
Berkely, CA  94710

CONFIDENTIAL
------------


Gentlemen and Ms. Snider:

         This letter shall serve to confirm a conversation held between our respective financial advisors last evening and to clarify our letter to the Board of Zengine dated September 10, 2001. MCSi, Inc. is proposing to purchase any and all outstanding shares of common stock of Zengine, Inc. in an exchange offer of shares of MCSi stock worth $3.75 for each share of Zengine stock at the time of agreement. The exchange ratio that yields a value of $3.75 per Zengine share will be determined at time of agreement and the mechanics of that exchange ratio will be determined in a negotiated merger agreement, should the Board decide to enter into discussions with MCSi in response to our interest. The exchange ratio of .2946 indicated in the September 10 letter was the ratio that yielded a value of $3.75 based on MCSi's previous closing price of $12.73 on Friday, September 7 (e.g. .2946 shares of MCSi multiplied by the closing price of $12.73 equals $3.75 worth of MCSi stock for each share of Zengine).

         Please call me at (937) 291-8282 with any questions.


                                   Sincerely,

                                   /s/ Michael E. Peppel

                                   Michael E. Peppel
                                   Chairman